September 16, 2025

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of PETROBRAS GLOBAL FINANCE B.V., guaranteed by PETRÓLEO BRASILEIRO S.A. - PETROBRAS under the Exchange Act of 1934:

- 5.125% Global Notes due 2030 (the “2030 Notes”)
- 6.250% Global Notes due 2036 (the “2036 Notes”)

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com